AMERICAN LITHIUM CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
AND

MANAGEMENT INFORMATION CIRCULAR

Dated: October 23, 2024

Meeting Details

Date:	November 27, 2024

Time:	10:00 a.m. (Vancouver Time)

Place:	Suite 710, 1030 West Georgia Street Vancouver, British Columbia, V6E 2Y3

American Lithium Corp.

Suite 710, 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3, Canada

Telephone: (604) 428-6128

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the holders of common shares ("Shareholders") of American Lithium Corp. (the "Company") will be held on November 27, 2024 at 10:00 a.m. (Vancouver time) at Suite 710, 1030 West Georgia Street, Vancouver, British Columbia, and via live Zoom webcast at https://us06web.zoom.us/j/86585690924?pwd=Ob5Rl5ECXrbpGxGYTHybnZNDGYixGZ.1 using meeting ID: 865 8569 0924 and passcode 992798, or by phone by finding your local number at the following link: https://us06web.zoom.us/u/keyV9o9lhc, for the following purposes:

(a) to receive the audited consolidated financial statements of the Company as at and for the financial years ended February 29, 2024 and February 28, 2023, together with the reports of the auditor thereon;

(b) to appoint Davidson & Company LLP, Chartered Professional Accountants as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(c) to fix the number of the directors of the Company for the ensuing year at seven (7);

(d) to elect directors to hold office for the ensuing year;

(e) to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution re-approving the Company's omnibus incentive plan (the "Compensation Plan"), as more particularly described in the accompanying Information Circular; and

(f) to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying information circular ("Circular") provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

The Company is offering guests the opportunity to listen to the Meeting by way of live Zoom webcast. Guests wishing to listen via live Zoom webcast may do so through the following link and entering the conference ID and passcode set forth below. Guests will be able to listen to the Meeting online but will not be able to vote or ask questions via Zoom and are therefore recommended to attend in person or vote their proxies in advance of the Meeting.

Meeting Link:

https://us06web.zoom.us/j/86585690924?pwd=Ob5Rl5ECXrbpGxGYTHybnZNDGYixGZ.1

Meeting ID: 865 8569 0924

Passcode: 992798

Phone: Find your local number: https://us06web.zoom.us/u/keyV9o9lhc

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A Shareholder who is unable to attend the Meeting in person and who wishes to ensure that such Shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the information circular.

We strongly encourage Shareholders to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Vancouver time) on November 25, 2024, as voting will not be available via live Zoom webcast on the day of the Meeting.

As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

Shareholders who wish to attend the Meeting in person must call the Company at (604) 428-6128 at least 48 hours prior to the date of the Meeting for further instructions on in-person attendance procedures.

DATED this 23rd day of October, 2024.

By order of the Board of Directors.

AMERICAN LITHIUM CORP.

/s/ "Alex Tsakumis"
_________________________________________
Alex Tsakumis
Director and Interim Chief Executive Officer

American Lithium Corp.

Suite 710, 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3, Canada

Telephone: (604) 428-6128

MANAGEMENT INFORMATION CIRCULAR

(containing information as at October 23, 2024 unless otherwise stated)

For the Annual General and Special Meeting
to be held at 10:00 a.m. on November 27, 2024

SOLICITATION OF PROXIES

This Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management (the "Management") of American Lithium Corp. (the "Company"), for use at the annual general and special meeting (the "Meeting") of the shareholders ("Shareholders") of the Company to be held on November 27, 2024, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

The enclosed form of proxy (the "Proxy") is solicited by the management of the Company. The solicitation will be primarily by mail however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation, if any, will be borne by the Company.

The Company is offering guests the opportunity to listen to the Meeting by way of live Zoom webcast. Guests wishing to listen via live Zoom webcast may do so through the following link and entering the conference ID and passcode set forth below. Guests will be able to listen to the Meeting online but will not be able to vote or ask questions via Zoom and are therefore recommended to attend in person or vote their proxies in advance of the Meeting.

Meeting Link: https://us06web.zoom.us/j/86585690924?pwd=Ob5Rl5ECXrbpGxGYTHybnZNDGYixGZ.1

Meeting ID: 865 8569 0924

Passcode: 992798

Phone: Find your local number: https://us06web.zoom.us/u/keyV9o9lhc

We strongly encourage Shareholders to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Vancouver time) on November 25, 2024, as voting will not be available via telephone on the day of the Meeting.

APPOINTMENT OF PROXYHOLDERS

The persons named in the Proxy are representatives of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder's behalf at the Meeting other than the persons named in the accompanying form of proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying form of proxy and insert the name of the Shareholder's nominee in the blank space provided or complete another suitable form of proxy.

A proxy will not be valid unless it is duly completed, signed and deposited with the Company's registrar and transfer agent, Odyssey Trust Company ("Odyssey") by hand or mail at the United Kingdom Building, Suite 350, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, or by fax within North America at 1-800-517-4553 or via email to proxy@odysseytrust.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the shares will be voted accordingly. On any poll, the persons named in the Proxy (the "Proxyholders") will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the common shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Company's registrar and transfer agent, Odyssey at Suite 350, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, or by fax to 1-800-517-4553, or via email to proxy@odysseytrust.com at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a special resolution (a "Special Resolution"), in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Company as the registered holders of common shares in the capital of the Company (the "Registered Shareholders") may choose to vote by proxy whether or not they are able to attend the Meeting in person.

Registered Shareholders who choose to submit a Proxy may do so by completing, signing, dating and depositing the Proxy with Odyssey, by hand or mail at United Kingdom Building, Suite 350, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, or by fax within North America at 1-800-517-4553 or by email at proxy@odysseytrust.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

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Returning your proxy form

To be effective, we must receive your completed proxy form or voting instruction no later than 10:00 a.m. (Vancouver time) on November 25, 2024.

If the meeting is postponed or adjourned, we must receive your completed form of proxy by 5:00 p.m. (Vancouver time), two full business days before any adjourned or postponed meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairperson of the Meeting at their discretion and they are under no obligation to accept or reject a late proxy. The Chairperson of the Meeting may waive or extend the proxy cut-off without notice.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those shares will not be registered in the Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The shares held by intermediaries, or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications ("Broadridge"). Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own ("OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are ("NOBOs" for Non-Objecting Beneficial Owners). The Company does not intend to pay for intermediaries to deliver these securityholder materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

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Non-Objecting Beneficial Owners

Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form ("VIF") from the Company's transfer agent, Odyssey. These VIFs are to be completed and returned to Odyssey in the envelope provided or by facsimile. In addition, Odyssey provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Odyssey will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

If you are a Beneficial Shareholder and the Company or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Company (and not the intermediaries holding securities your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF.

Objecting Beneficial Owners

Beneficial Shareholders, who are OBOs, should follow the instructions of their intermediary carefully to ensure that their shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO. The Company does not intend to pay for intermediaries to deliver these securityholder materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your shares on your behalf. The majority of intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge Investor Communications ("Broadridge"). Broadridge typically supplies voting instruction forms, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

Notice-and-Access

The Company is not relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of the Circular, Proxy or VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors ("Directors") or officers ("Officers") of the Company, at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a Director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of Directors or the appointment of auditors. Directors and Officers may, however, be interested in the approval of the Compensation Plan as detailed in "Approval of Compensation Plan" below, as such persons are entitled to participate in the Compensation Plan.

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RECORD DATE, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on October 22, 2024 (the "Record Date") who either personally attends the Meeting or who has completed and delivered a proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting, or any adjournment thereof.

The Company's authorized capital consists of an unlimited number of common shares (the "Common Shares") without par value. As at the Record Date, the Company has 217,784,501 Common Shares issued and outstanding, each share carrying the right to one vote.

Principal Holders of Voting Securities

To the best of knowledge of the Directors and executive officers of the Company, as of the date of the Circular, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

EXECUTIVE COMPENSATION

Statement of Executive Compensation

The following information regarding executive compensation is presented in accordance with National Instrument Form 51-102F6 - Statement of Executive Compensation ("Form 51-102F6"), and sets forth compensation for each of the NEOs, named executive officers and Directors of the Company.

For the purpose of this Circular:

"CEO" means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"Director" means an individual who acted as a director of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payments;

"NEO" or "named executive officer" means each of the following individuals:

(a) a CEO;

(b) a CFO;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year; and

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

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Compensation Discussion and Analysis

Objectives of Compensation Program

Generally, compensation provided by the Company is determined on an individual basis and is intended to be competitive, motivating and rewarding for each NEO. The following objectives / principles form the basis of the Company's executive compensation program:

• align interest of executives and shareholders;

• attract, retain and motivate executives to drive the annual and long-term business goals of the Company and enhance the sustainable development and growth of the Company; and

• encourage pay for performance mentality and results.

In light of these objectives, the Company believes that compensation should be fair and reasonable and be set with reference to the market for similar positions at comparable companies. The Company believes that an appropriate mix of total compensation be delivered as a combination of fixed pay (base salary) and variable pay (annual cash bonus and equity grants). The compensation program is designed to reward and motivate each NEO in accordance with their qualifications, experience, level of responsibility and position with the Company. Overall, compensation for NEOs is based on determinations by the Board, with the assistance of the Corporate Governance, Nominating and Compensation Committee ("CGNC").

Elements of Executive Compensation

For the year ended February 29, 2024, the elements of compensation earned, awarded or paid to the NEOs included annual compensation in the form of a base salary, a discretionary cash bonus and equity compensation. The elements of compensation paid to NEOs are considered as part of a total compensation award and the decision to pay any one particular element does not have any impact on the decision to pay the other element of compensation.

Base Salary

Base salaries are paid to NEOs as a means to provide a non-performance-based element of compensation that is certain and predictable and generally competitive with market practices. Base salaries for NEOs are fixed and based on agreements between the Company and the NEOs. The level of base salary for each NEO is determined by the level of responsibility of his or her position, the individual's qualifications and experience and his or her performance.

Annual Cash Bonus

The Company, in its discretion, may award cash bonuses in order to motivate executives to achieve short-term corporate goals. A discretionary bonus for each NEO is determined annually based on an assessment of performance of the executive throughout the year and the attainment of goals and objectives set for the executive. The Board approves annual incentives. The Company does not have a formal bonus plan but may award discretionary bonuses that are recommended by the CEO and approved by the Board.

Awards

Awards granted to NEOs are intended to retain NEOs and motivate the NEOs by rewarding sustained, long-term development and growth that will result in increases in stock value. Overall, such Awards are a variable element of the NEOs' compensation and are awarded in compliance with the Compensation Plan. The Compensation Plan was established to attract and retain persons such as employees, consultants, officers and Directors of the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through securities-based compensation resulting in the acquisition of Common Shares.

The Company does not assess its compensation through benchmarks or peer groups at this time.

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Risks Associated with Compensation

Considering the Company's size, the Board does not deem it necessary to consider at this time the implications of the risks associated with the Company's compensation policies and practices. However, the Company believes its compensation policies alleviate risk by having a balance of short term (salary) and long-term compensation. The CGNC will also evaluate the risks and adjust the Company's compensation policies as necessary. As previously mentioned, Awards are granted to retain NEOs and motivate the NEOs by rewarding sustained, long-term development and growth that will result in increases in stock value. There is no formal process for assessing when such Awards are to be granted. Awards are granted at a time determined necessary by the CGNC and the Board in their discretion.

Financial Instruments

The Company does not currently have a policy that restricts NEOs or Directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, as of the date of this Circular, no NEO or Director of the Company has participated in the purchase of such financial instruments pertaining to the Company.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Venture Composite Total Return Index for the financial periods 2019 through 2024, assuming a $100 initial investment with all dividends reinvested.

While overall compensation paid to the NEOs generally tracks the performance of the market price of the Common Shares, the Common Share price may be affected by a number of factors beyond the control of the Company, including macro- and industry-specific economic and market conditions and therefore departures from performance may arise in any given year. As discussed under "Executive Compensation - Compensation Discussion and Analysis", the Company's executive compensation consists of base salary, discretionary cash bonuses and equity compensation through the Company's incentive plan. The CGNC evaluates performance by reference to the overall direction and success of the Company rather than by any short-term fluctuations in the trading price of the shares. The grant of securities-based awards is intended to provide long term rewards to motivate and retain talented and capable board members and executive management.

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Share-based and Option-Based Awards

Grants of Awards to executive officers are determined by the Board and the CGNC, as applicable, in accordance with the Compensation Plan. Previous grants of Awards are taken into account when considering new grants. The Compensation Plan was established to attract and retain persons such as employees, consultants, officers and Directors of the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Awards granted under the Compensation Plan to acquire Common Shares. Options are exercisable by the optionee giving the Company notice and payment of the exercise price for the number of Common Shares to be acquired. Restricted share units ("RSUs") and deferred share units ("DSUs") contain vesting criteria and upon satisfaction of such criteria Common Shares are issued.

At this year's meeting, the Shareholders will be asked to approve the Company's omnibus incentive plan (the "Compensation Plan") for Directors, officers, employees, management company employees and consultants, as amended. The Compensation Plan allows for the Company to issue stock options ("Options" and, together with the RSUs and DSUs, "Awards").

The purpose of the Compensation Plan is to permit the Company to grant awards to eligible participants under the Compensation Plan, subject to certain conditions as hereinafter set forth, for the following purposes:

(a) to increase the interest in the Company's welfare of those participants, who share responsibility for the management, growth and protection of the business of the Company;

(b) to provide an incentive to such participants to continue their services for the Company and to encourage such participants whose skills, performance and loyalty to the objectives and interests of the Company are necessary or essential to its success, image, reputation or activities;

(c) to reward participants for their performance of services while working for the Company; and

(d) to provide a means through which the Company may attract and retain able persons to enter its employment or service.

The following is a summary of certain provisions of the Compensation Plan and is subject to, and qualified in its entirety by, the full text of the Compensation Plan:

• the maximum aggregate number of Common Shares that are issuable pursuant to all Security Based Compensation (as such term is defined pursuant to the policies of the Exchange) granted or issued to Insiders (as a group) must not exceed 10% of the Common Shares at any point in time;

• the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to Insiders of the Company (as a group) must not exceed 10% of the issued and outstanding Common Shares, calculated as at the date any Security Based Compensation is granted or issued to any Insider;

• the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one person (and where permitted under Exchange Policy 4.4 - Security Based Compensation ("Policy 4.4"), any companies that are wholly owned by that person) must not exceed 5% of the issued and outstanding Common Shares, calculated as at the date an any Security Based Compensation is granted or issued to the person;

• the maximum aggregate number of Common Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the issued and outstanding Common Shares, calculated as at the date any Security Based Compensation is granted or issued to the Consultant;

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• Investor Relations Service Providers (as such term is defined in Policy 4.4) may not receive any Security Based Compensation, other than Options;

• upon expiry of an Option, or in the event an Option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated Option shall again be available for the purposes of the Compensation Plan. All Options granted under the Compensation Plan may not have an expiry date exceeding ten (10) years from the date on which the Board grants and announces the granting of the Option;

• if a provision is included that the Participant's (as such term is defined in the Compensation Plan) heirs or administrators are entitled to any portion of the outstanding Security Based Compensation, the period in which they can make such claim must not exceed one year from the Participant's death; and

• any Security Based Compensation granted or issued to any Participant who is a Director, officer, employee, consultant or management company employee must expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an eligible Participant under the Security Based Compensation Plan.

Compensation Governance

Disclosure relating to the compensation governance practices of the Company as required under Form 51-102F6 is set out in Schedule "A".

The Company has not, at any time since the Company's most recently completed financial year, retained a compensation consultant or advisor to assist the Board in determining compensation for any of the Company's Directors or executive officers.

Summary Compensation Table

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, and each Director, in any capacity, during the three most recently completed financial years ended February 29, 2024, and February 28, 2023 and 2022:

Name and Principal Position	Year (1)	Salary or fees earned(2) ($)	Share- based Awards(3)	Option- based Awards(4)	Non-equity Incentive Plan Compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive Plans(5) ($)	Long- Term Incentive Plans ($)
Andrew Bowering(6) Chairman and Director	2024	231,000	1,108,556	107,386	Nil	Nil	Nil	Nil	1,446,942
	2023	213,500	584,252	160,782	25,000	Nil	Nil	Nil	983,534
	2022	375,000	17,803	982,045	25,000	Nil	Nil	Nil	1,399,848(13)
Alex Tsakumis Interim CEO and Director(7)	2024	168,000	747,085	161,080	Nil	Nil	Nil	Nil	1,076,165
	2023	118,000	306,159	153,355	15,000	Nil	Nil	Nil	592,514
	2022	66,000	8,901	469,839	10,000	Nil	Nil	Nil	554,740
Simon Clarke Former CEO and Director(7)	2024	330,000	1,335,835	161,080	Nil	Nil	Nil	Nil	1,826,915
	2023	305,000	600,777	197,264	30,000	Nil	Nil	Nil	1,133,041
	2022	452,500	17,803	918,493	30,000	Nil	Nil	Nil	1,418,796(14)
Laurence Stefan President, COO and Director	2024	330,000	1,335,835	161,080	Nil	Nil	Nil	Nil	1,826,915
	2023	305,000	600,777	197,264	30,000	Nil	Nil	Nil	1,133,041
	2022	623,587	17,803	977,208	30,000	Nil	Nil	Nil	1,648,598(15)

9

Name and Principal Position	Year (1)	Salary or fees earned(2) ($)	Share- based Awards(3)	Option- based Awards(4)	Non-equity Incentive Plan Compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive Plans(5) ($)	Long- Term Incentive Plans ($)
Philip Gibbs Former CFO(8)	2024	231,000	1,021,273	107,386	Nil	Nil	Nil	Nil	1,359,659
	2023	213,500	494,002	304,250	25,000	Nil	Nil	Nil	1,036,752
	2022	298,796	14,836	750,586	25,000	Nil	Nil	Nil	1,089,218(16)
Terrence O'Connor(9) Executive Vice-President of Exploration and Development	2024	252,000	1,108,556	107,386	Nil	Nil	Nil	Nil	1,467,942
	2023	232,000	584,252	304,250	25,000	Nil	Nil	Nil	1,145,502
	2022	274,794	17,803	833,264	25,000	Nil	Nil	Nil	1,150,861(17)
G.A. (Ben) Binninger Director	2024	54,996	667,917	53,693	Nil	Nil	Nil	Nil	776,606
	2023	50,000	300,388	86,664	Nil	Nil	Nil	Nil	437,052
	2022	32,500	8,901	552,090	Nil	Nil	Nil	Nil	593,491
Claudia Tornquist(10) Director	2024	60,000	405,199	87,620	Nil	Nil	Nil	Nil	552,819
	2023	37,500	111,505	358,645	Nil	Nil	Nil	Nil	507,650
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Carsten Korch(11) Director	2024	50,004	385,313	82,216	Nil	Nil	Nil	Nil	517,533
	2023	19,584	83,776	180,644	Nil	Nil	Nil	Nil	284,004
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Rona Sellers(12) Director	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) Financial years ended February 29, 2024 and February 28, 2023 and 2022.

(2) Includes all fees awarded, earned, paid, or payable in cash for services as a Director, including annual retainer fees, committee, chair, and meeting fees.

(3) The amounts included under "share-based awards" represent the portion of the grant date fair value of RSUs and performance share units ("PSUs") that has been recognized as an amortized expense as per IFRS 2 Share-Based Payment.

(4) The amounts included under "option-based awards" represent the portion of the grant date fair value of stock options that has been recognized as an amortized expense as per IFRS 2 Share-Based Payment.

(5) Includes bonuses and other discretionary amounts.

(6) Andrew Bowering resigned as acting CFO of the Company on May 11, 2021 and was appointed as Chairman of Board effective May 11, 2022.

(7) Simon Clarke resigned as CEO and Director of the Company on September 1, 2024 and Alex Tsakumis assumed the role of Interim CEO.

(8) Philip Gibbs resigned as CFO of the Company on August 1, 2024 and was replaced by Paul Charlish.

(9) Terrence O'Connor resigned as Director of the Company on July 1, 2022 when he assumed the role of Executive Vice-President of the Company.

(10) Claudia Tornquist was appointed as a Director of the Company on July 1, 2022.

(11) Carsten Korch was appointed as a Director of the Company on October 3, 2022.

(12) Rona Sellers was appointed as a Director of the Company on October 16, 2024.

(13) Includes a signing bonus of $200,000.

(14) Includes a signing bonus of $200,000.

(15) Includes a signing bonus of $400,000.

(16) Includes a signing bonus of $150,000.

(17) Includes a signing bonus of $150,000.

The grant date fair values of stock options were determined using the Black-Scholes option pricing model.

Weighted average assumptions included in the Black-Scholes option pricing model by fiscal year are shown in the table below.

Fiscal Year	Exercise Price ($)	Expected Volatility (%)	Risk-Free Rate (%)	Expected Life (years)(1)
2022	2.44	113.72	1.04	4.61
2023	4.18	104.05	2.95	5.00
2024	N/A	N/A	N/A	N/A

(1) The Company's stock options typically have a life of five years; however, the fiscal year 2023 contained the issuance of replacement stock options with varying maturities related to the acquisition of Plateau Energy Metals Inc.

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Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each NEO and Director by the Company that remained outstanding as of February 29, 2024:

Name and position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(4)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Andrew Bowering Chairman & Director	200,000 600,000 700,000 50,000	0.25 1.28 2.17 4.85	Feb 4, 2025 Sep 17, 2025 Jun 10, 2026 Feb 2, 2028	144,000 Nil Nil Nil	345,000	334,650	N/A
Alex Tsakumis Interim CEO & Director(1)	134,000 350,000 75,000	1.28 2.17 4.85	Sep 17, 2025 Jun 10, 2026 Feb 2, 2028	Nil Nil Nil	280,000	271,600	N/A
Simon Clarke Former CEO & Director(1)	300,000 700,000 75,000	1.28 2.17 4.85	Sep 17, 2025 Jun 10, 2026 Feb 2, 2028	Nil Nil Nil	470,000	455,900	N/A
Laurence Stefan President, COO and Director	36,250(3) 700,000 75,000	2.24 2.17 4.85	Apr 23, 2024 Jun 10, 2026 Feb 2, 2028	Nil Nil Nil	470,000	455,900	N/A
Philip Gibbs Former CFO(2)	14,500(3) 14,848(3) 400,000 100,000 50,000	2.24 1.03 2.17 3.63 4.85	Apr 23, 2024 Dec 9, 2025 Jun 10, 2026 Feb 16, 2027 Feb 2, 2028	Nil Nil Nil Nil Nil	345,000	334,650	N/A
Terrence O'Connor Executive Vice-President of Exploration and Development	21,750(3) 11,600(3) 400,000 100,000 50,000	2.24 1.03 2.17 3.63 4.85	Apr 23, 2024 Dec 9, 2025 Jun 10, 2026 Feb 16, 2027 Feb 2, 2028	Nil Nil Nil Nil Nil	345,000	334,650	N/A
G.A. (Ben) Binninger Director	400,000 25,000	2.17 4.85	Jun 10, 2026 Feb 2, 2028	Nil Nil	235,000	227,950	N/A
Claudia Tornquist Director	150,000 20,000	1.91 4.85	Jul 4, 2027 Feb 2, 2028	Nil Nil	325,000	315,250	N/A
Carsten Korch Director	150,000	2.14	Oct 4, 2027	Nil	305,000	295,850	N/A
Rona Sellers Director	Nil	Nil	Nil	Nil	Nil	Nil	N/A

(1) Simon Clarke resigned as CEO and Director of the Company on September 1, 2024 and Alex Tsakumis assumed the role of Interim CEO.

(2) Philip Gibbs resigned as CFO of the Company on August 1, 2024 and was replaced by Paul Charlish.

(3) Options granted by Plateau Energy Metals and converted at the exchange ratio on date of acquisition, May 11, 2021.

(4) For in-the-money options, value is equal to a trading price of $0.97 on the TSX Venture Exchange (the "Exchange") as of February 29, 2024, less the exercise price, multiplied by the number of options outstanding for each respective option grant.

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Incentive Plan Awards - Value Vested of Earned During the Year

The following table sets forth the value of Awards that vested to a NEO or Director during the year ended February 29, 2024:

Name and Principal Position	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year (2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Andrew Bowering Chairman and Director	-	312,000	N/A
Alex Tsakumis Interim CEO and Director(3)	-	156,000	N/A
Simon Clarke Former CEO and Director(3)	-	312,000	N/A
Laurence Stefan President, COO and Director	-	312,000	N/A
Philip Gibbs Former CFO(4)	-	260,000	N/A
Terrence O'Connor Executive Vice-President of Exploration and Development	-	312,000	N/A
G.A. (Ben) Binninger Director	-	156,000	N/A
Claudia Tornquist Director	64,875	N/A	N/A
Carsten Korch Director	47,625	N/A	N/A

(1) The dollar value that would have been realized if the options that vested had been exercised on the vesting date. This is an aggregate value equal to the closing trading price on the Exchange on the vesting date less the exercise price of the vested options, multiplied by the number of options vested.

(2) Represents the aggregate value realized upon vesting of share-based awards. The dollar value is calculated by multiplying the number of securities by the market value of the underlying Common Shares on the vesting date.

(3) Simon Clarke resigned as CEO and Director of the Company on September 1, 2024 and Alex Tsakumis assumed the role of Interim CEO.

(4) Philip Gibbs resigned as CFO of the Company on August 1, 2024 and was replaced by Paul Charlish.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by Directors or NEOs of the Company. There are no agreements or arrangements that provide for compensation to NEOs or Directors of the Company, or that provide for payments to a NEO or Director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or Director's responsibilities, other than as set out below.

On September 1, 2024, Mr. Clarke resigned as CEO and Director of the Company and was replaced by Alex Tsakumis as Interim CEO. Mr. Clarke received no additional compensation in connection with his resignation but remains engaged with the Company in an advisory capacity.

On August 1, 2024, Mr. Gibbs resigned as CFO of the Company and was replaced by Paul Charlish. Mr. Gibbs received no additional compensation in connection with his resignation but remains engaged with the Company in an advisory capacity.

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Andrew Bowering - Chairman and Director

Pursuant to a consulting agreement effective May 11, 2021 between a personal holding company of Andrew Bowering and the Company (the "Bowering Agreement"), Mr. Bowering has agreed to provide the services of Chairman and Director, with a monthly retainer of $17,500 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Effective January 1, 2023, the amount of this monthly retainer was increased to $19,250. Mr. Bowering is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services.

See "Termination and Change of Control" below for further details regarding the Bowering Agreement.

Laurence Stefan - President and Chief Operating Officer

Pursuant to a consulting agreement effective April 27, 2021 between a personal holding company of Laurence Stefan and the Company (the "Stefan Agreement"), Mr. Stefan has agreed to provide the services of President and Chief Operating Officer, with a monthly retainer of $25,000 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Effective January 1, 2023, the amount of this monthly retainer was increased to $27,500. Mr. Stefan is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses Mr. Stefan for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services.

See "Termination and Change of Control" below for further details regarding the Stefan Agreement.

Terrence O'Connor - Technical Advisor and Executive Vice-President of Exploration and Development

Pursuant to a consulting agreement effective April 27, 2021 between a personal holding company of Terrence O'Connor and the Company (the "O'Connor Agreement"), Mr. O'Connor has agreed to provide the services of Technical Advisor and Director, with a monthly retainer of $19,000 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Effective January 1, 2023, the amount of this monthly retainer was increased to $21,000. Mr. O'Connor is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services.

Termination and Change of Control

For the purposes of this section, a "Change of Control" has occurred upon any of the following events occurring:

(i) a merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Company possessing more than one-half of the total combined voting power of the Company's outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the board of Directors of the Company following such transaction is such that the Directors of the Company prior to the transaction constitute less than one-half of the Directors following the transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Company;

(ii) if any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the Directors of the Company; or

(iii) if the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change in Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

In addition, for the purposes of this section, any references to: (i) the "Agreement", refer to each of the Bowering Agreement, the Stefan Agreement and the O'Connor Agreement, as applicable and: (ii) the "Consultant", refer to each of Mr. Bowering, Mr. Stefan and Mr. O'Connor, as applicable.

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The Company may terminate the Agreement if the Consultant: (i) refuses or is unable to provide the services or is in breach of any material provision thereof, provided that if capable of being cured, the Company has provided written notice of such event and the Consultant thereafter has 10 days to cure; (ii) has engaged in any violation of any law applicable to the Company, or (iii) commits any willful act that constitutes personal dishonesty or gross misconduct in connection with the duties and responsibilities to the Company and that is injurious to the Company or its related entities. Except in the circumstances described above, the Company may terminate the Agreement at any time upon notice, in which case the agreement will terminate on the date that is twenty-four (24) months following such notice. The Company may elect to terminate at any time prior to such date by providing payment in lieu of notice at the applicable monthly rate.

The Consultant may terminate the Agreement if the Company is in breach of any material provision of the terms thereof, provided that he has provided written notice of such event and the Company thereafter has 10 days to cure. In addition, the Consultant may terminate at any time upon ninety (90) days notice to the Company, provided that if he terminates within twelve (12) months of a Change of Control, the Company will be required to pay, on termination, an amount equal to the total fees the Consultant would been entitled to receive for a period of twenty-four (24) months.

The following table provides details regarding the estimated incremental payments from the Company to each of the Consultants upon termination following a Change of Control in accordance with the above provisions, assuming termination occurred on February 29, 2024:

Name	Severance Period (# of months)	Base Salary ($)	Bonus ($)	Option-based awards($)(1)	Share-based awards($)(2)	Total Incremental Payments
Andrew Bowering	24	462,000	Nil	144,000	334,650	940,650
Laurence Stefan	24	660,000	Nil	-	455,900	1,115,900
Terrence O'Connor	24	504,000	Nil	-	334,650	838,650

(1) Option-based awards payments have been calculated using a February 29, 2024 closing trading price on the Exchange of $0.97 less the exercise price of each respective option grant's exercise price multiplied by the number of options outstanding.

(2) Share-based awards payments are calculated using a February 29, 2024 closing trading price on the Exchange of $0.97 multiplied by the number of share-based awards, RSUs and PSUs, outstanding.

14

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as of February 29, 2024:

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, RSUs and PSUs (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	15,718,766	$2.46	6,036,823(2)
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	15,718,766	$2.46	6,036,823

(1) Represents the amount of Common Shares available for issuance under the Compensation Plan, which reserves a number of Common Shares for issuance, pursuant to the Compensation Plan, that is equal to 10% of the issued and outstanding Common Shares from time to time.

(2) Calculated as 10% of the issued and outstanding Common Shares of the Company less outstanding stock options, RSUs and PSUs, as at February 29, 2024.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or "routine indebtedness", as that term is defined in Form 51-102F5 of National Instrument 51-102 - Continuous Disclosure Obligations, none of

(a) the individuals who are, or at any time since the beginning of the last financial year of the Company were, a Director or Officer;

(b) the proposed nominees for election as Directors; or

(c) any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company (a "Subsidiary"), or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any Subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means:

(a) a Director or Officer;

(b) a Director or executive officer of a person or company that is itself an Informed Person or a Subsidiary;

15

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Company's financial statements for the financial years ended February 29, 2024 and February 28, 2023, none of:

(a) the Informed Persons of the Company;

(b) the proposed nominees for election as a Director; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

APPOINTMENT OF AUDITOR

Davidson & Company LLP, Chartered Professional Accountants ("Davidson") is the Company's auditor and was appointed as auditor on December 7, 2023. Management is recommending the appointment of Davidson as Auditors for the Company, to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board.

Schedule "C" contains the reporting package that as defined in NI 51-102, that was filed with the requisite securities regulatory authorities, with respect to the resignation of the Ernst & Young LLP, Chartered Professional Accountants ("E&Y"), former auditor to the Company, and Davidson's appointment. The reporting package consists of (i) the notice of change of auditor advising that the Company appointed Davidson as the auditors of the Company effective December 7, 2023 to fill the vacancy caused by the resignation of E&Y, that no reports of E&Y on any of the Company's financial statements expressed a modified opinion, and that a reportable event with respect to an unresolved issue preceded the resignation of E&Y; and (ii) a letter from each of E&Y, as former auditor, and Davidson, as successor auditor, confirming their agreement with the information contained in notice of change of auditor.

MANAGEMENT CONTRACTS

Except as disclosed herein, the Company is not a party to a Management Contract whereby management functions are to any substantial degree performed other than by the Directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial years ended February 29, 2024 and February 28, 2023 (the "Financial Statements"), together with the auditor's reports thereon (the "Auditor's Report"), will be presented to Shareholders at the Meeting, but no vote thereon is required.

The Financial Statements, Auditor's Report, and management's discussion and analysis ("MD&A") for the financial years ended February 29, 2024 and February 28, 2023 are available under the Company's profile on SEDAR+ at www.sedarplus.ca. The Notice of Meeting to Shareholders, Information Circular, Request for Financial Statements (NI 51-102) and form of Proxy will be available from Odyssey at Suite 350, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, or the Company's head office located at Suite 710, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3.

16

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the appointment of Davidson as the auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR appointing Davidson as the Company's independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor's pay.

Fixing the Number of Directors

Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of, fixing the number of Directors for the ensuing year at seven (7). Although Management is nominating seven (7) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR fixing the number of Directors at seven (7) for the ensuing year.

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at seven (7). Although Management is nominating seven (7) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a Director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular. Each of the nominees are currently Directors of the Company.

17

Name, Province and Country of ordinary residence(1), and positions held with the Company	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years(1)	Date(s) serving as a Director(2)	No. of shares beneficially owned or controlled(1)
Andrew Bowering(4)(5)(6) British Columbia, Canada Chairman and Director	Management Consultant	Since June 29, 2017	3,709,999 common shares
Alex Tsakumis British Columbia, Canada Interim CEO and Director	Director of the Company since September 2021; former Vice-President Investor Relations, Prime Mining Corp.	Since September 9, 2021	150,000 common shares
Laurence Stefan(5) Lima, Peru President, COO and Director	President and COO of the Company	Since May 11, 2021	2,160,401(7) common shares
G.A. (Ben) Binninger(3)(4) California, USA Director	Mining, energy, chemicals and technology executive	Since August 20, 2020	450,000 common shares
Claudia Tornquist(3) British Columbia, Canada Director	President and CEO of Kodiak Copper Corp.	Since July 1, 2022	100,000 common shares
Carsten Korch(3) Peru Director	Director of the Company since October 2022; Founder, Traveling & Living in Peru since April 2003; Director, Panoro Apurimac SA since May 2006	Since October 3, 2022	Nil
Rona Sellers(4) British Columbia, Canada Director	Vice President, Commercial & Compliance and Corporate Secretary at Apollo Silver Corp. since October 2021; Vice President Compliance and Corporate Secretary at Maple Gold Mines from December 2020 to Oct 2021.	Since October 16, 2024	Nil

(1) This information, not being within the knowledge of the Company, has been furnished by the respective nominees. Information provided as at the Record Date.

(2) The Company does not set expiry dates for the terms of office of Directors. Each Director holds office as long as the Director is elected annually by Shareholders at Annual General Meetings, unless the office is earlier vacated in accordance with the Articles of the Company.

(3) Member of Audit Committee.

(4) Member of CGNC.

(5) Member of Health, Safety and Sustainability Committee.

(6) 300,000 common shares are held by Bowering Projects Ltd., a company controlled by Mr. Bowering.

(7) Common shares are held by Colibri Mining North, a company controlled by Mr. Stefan.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an "order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to Directors or executive officers of a relevant company that was in effect for a period of more than 30 consecutive days whether or not the proposed Director was named in the order.

Except as disclosed herein, none of the proposed Directors, including any personal holding company of a proposed Director:

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(a) is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a Director, chief executive officer or chief financial officer of any company (including the Company) that:

(i) was subject to an order that was issued while the proposed Director was acting in the capacity as a Director, chief executive officer or chief financial officer of the company; or

(ii) was subject to an order that was issued after the proposed Director ceased to be a Director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a Director, chief executive officer or chief financial officer of the company; or

(b) is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director;

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed Director, or

(e) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed Director.

Mr. Andrew Bowering is a Director of Plateau Energy Metals Inc. ("Plateau") which is subject to a cease trade order issued by the Ontario Securities Commission ("OSC") on June 1, 2022 as a result of failure to file audited annual financial statements for the year-ended September 30, 2021, along with interim financial statements for the periods ended March 31, 2021, June 30, 2021, December 31, 2021 and March 31, 2022. Plateau is a wholly-owned subsidiary of the Company. Mr. Bowering joined the board of directors of Plateau on May 11, 2021, at the request of the Company, following its acquisition of Plateau.

Following the acquisition, Plateau applied to the OSC for an order to cease reporting on the basis that the Company was now the sole shareholder. The OSC was ultimately unable to consent to the application at the time due to the existence of share purchase warrants which were still outstanding in Plateau and as a result issued a cease trade order. The financial results of Plateau are now made publicly available by the Company on a consolidated basis.

Plateau completed a settlement with the OSC on November 2, 2022, a copy of which is available here (https://www.capitalmarketstribunal.ca/sites/default/files/2022-11/rad_20221102_plateau_energy_0.pdf). The settlement addressed allegations made by the OSC with respect to disclosure made by Plateau in 2019. Mr. Bowering was a Director of Plateau at the time of the settlement, but had no involvement with Plateau at the time the relevant disclosure arose or the allegations were made.

On March 3, 2024, Mr. Tsakumis was a Director of Magna Gold Corp ("Magna") when it filed a Notice of Intention to make a Proposal under the Bankruptcy and Insolvency Act (Canada) which provides creditor protection while corporations seek to restructure their affairs. As a result of the foregoing, the Exchange transferred trading of Magna's common shares to the NEX Board of the Exchange (the "NEX Board") effective at the opening of market on March 8, 2023. On March 27, 2023, Magna was granted an order (the "Order") pursuant to the Companies' Creditors Arrangement Act (the "CCAA") by the Ontario Superior Court of Justice (Commercial List) (the "Court") on application by Magna seeking court protection from its creditors to allow it to restructure its business and property as a going concern. The Order, among other things, provided a stay of proceedings (the "Stay of Proceedings") barring all creditors from taking action to recover debts owed by Magna during the stay period. As a result of the foregoing, the Exchange suspended trading of Magna's common shares on the NEX Board. The Stay of Proceedings was granted until April 6, 2023 and extended by the Court until November 15, 2023. Magna was unable to finalize a plan of compromise or arrangement with its creditors by November 15, 2023. Accordingly, on November 21, 2023 pursuant to a further order of the Court, the CCAA protections and proceedings, as they applied to Magna, were terminated. Mr. Tsakumis resigned as a Director and officer of Magna on April 4, 2024.

19

Compensation Plan

At this year's meeting, the Shareholders will be asked to approve the Compensation Plan for Directors, officers, employees, management company employees and consultants.

The Compensation Plan is a ten (10%) percent rolling plan, and the text of the Compensation Plan is attached to this Circular as Schedule "B". The Exchange requires listed companies that have "rolling" incentive plans in place to obtain shareholder approval of such plans on an annual basis at the listed company's annual meeting. Accordingly, Shareholders will be asked to pass an ordinary resolution approving the Company's Compensation Plan to accommodate the Exchange's policies governing security-based compensation plans.

There are presently 10,647,016 Options, 2,530,000 RSUs and 2,000,000 PSUs outstanding under the Compensation Plan, of which 4,190,600 Options,985,000 RSUs and 1,020,000 PSUs are held by NEOs or Directors of the Company.

The Compensation Plan remains subject to the approval of the Exchange.

The Compensation Plan Resolution

At the Meeting, Shareholders will be asked to pass the following Ordinary Resolution to re-approve the Compensation Plan (the "Compensation Plan Resolution"), substantially in the following form:

"BE IT RESOLVED THAT as an ordinary resolution of the Company that:

1. the Compensation Plan, in substantially the form as attached as Schedule "B" to the management information circular of the Company dated October 23, 2024, be and is hereby ratified, confirmed and approved with such additional provisions and amendments, provided that such are not inconsistent with the Policies of the Exchange, as the Directors of the Company may deem necessary or advisable;

2. in connection therewith, a maximum of 10% of the issued and outstanding common shares of the Company at the time of each grant of awards be and are hereby approved for granting upon the exercise of such awards; and

3. the Directors of the Company be authorized to perform all such other acts and things as may be necessary or desirable to effect the adoption of the Compensation Plan; and that the Directors of the Company be authorized to implement or abandon these resolutions in whole or in part, at any time and from time to time in their sole discretion, all without further approval, ratification or confirmation by shareholders."

Management recommends that Shareholders approve the Compensation Plan Resolution. If the Compensation Plan Resolution is approved by Shareholders, the Directors will have the authority, in their sole discretion, to implement or revoke the Compensation Plan Resolution and otherwise implement or abandon the Compensation Plan.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the Compensation Plan Resolution.

20

OTHER MATTERS

As of the date of this Circular, management knows of no other matters to be acted upon at the Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

AUDIT COMMITTEE DISCLOSURE

NI 52-110 requires the Company to disclose in its annual information form certain information concerning the constitution of its Audit Committee and its relationship with its independent auditors. Such information can be found in the section entitled "Audit Committee Disclosure" in the annual information form of the Company dated May 27, 2024 for the year ended February 29, 2024 (the "AIF"), with the full text of the Audit Committee charter included as Schedule "A" in the AIF.

The current members of the Audit Committee are Carsten Korch, G.A. (Ben) Binninger and Claudia Tornquist, all of whom are independent and financially literate as defined by NI 52-110.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 - Disclosure of Corporate Governance Practices is attached to this Circular as Schedule "A".

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca. Copies of the Company's Financial Statements and Management Discussion and Analysis may be obtained without charge upon request from the Company at Suite 710, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Directors.

DATED at Vancouver, British Columbia, this 23rd day of October, 2024.

AMERICAN LITHIUM CORP.

/signed/ "Alex Tsakumis"
____________________________________________
Alex Tsakumis
Interim Chief Executive Officer

21

SCHEDULE "A"

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE

Item 1: Board of Directors

Composition of the Board

The board of directors of the Company (the "Board") supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board. The Directors of the Company and whether each Director is independent or not independent to the Company are as follows:

Director	Independence
Andrew Bowering	Not independent, as he is the Chairman of the Company and he received more than $75,000 in direct compensation from the Company during the year ended February 29, 2024.
Alex Tsakumis	Not independent, as he is the interim CEO of the Company and he received more than $75,000 in direct compensation from the Company during the year ended February 29, 2024.
Laurence Stefan	Not independent, as he is the President and COO of the Company
G.A. (Ben) Binninger	Independent
Claudia Tornquist	Independent
Carsten Korch	Independent
Rona Sellers	Independent

While the Board has not established formal procedures to provide leadership for its independent directors, the Chair does work with each independent Director to ensure that he understands his responsibilities and those of management. Each independent Director is encouraged to ask as many questions as he or she may have to the Chair or to advisors of the Company, at the Company's expense. The Board will consider, on an ongoing basis, whether additional structures or processes are required to permit it to function independently of management of the Company.

Other Reporting Issuer Directorships

The following Directors of the Company are currently directors of the following other reporting issuers:

Name	Other Reporting Issuer
Andrew Bowering	Apollo Silver Corp.
GSTAAD Capital Corp.
Prime Mining Corp.
NexGold Mining Corp.
Canamera Energy Metals Corp.
Canagold Resources Ltd.
Alex Tsakumis	KAPA Gold Inc
Apollo Silver Corp.
Claudia Tornquist	Kodiak Copper Corp.
Railtown Capital Corp.
Silver One Resources Inc.
Carsten Korch	Asante Gold Corporation
Panoro Minerals Ltd.

Meeting Attendance

The attendance record for the Directors of the Company during the financial year ended February 29, 2024 is as follows:

Director	Attendance at Board meetings	Attendance at Audit Committee meeting	Attendance at Health, Safety and Sustainability Committee meeting	Attendance at Corporate Governance, Nominating and Compensation Committee
Andrew Bowering	5/5	N/A	2/2	2/2
Laurence Stefan	3/5	N/A	2/2	N/A
G.A. (Ben) Binninger	5/5	5/5	N/A	2/2
Alex Tsakumis	5/5	N/A	N/A	2/2
Claudia Tornquist	5/5	5/5	N/A	N/A
Carsten Korch	4/5	4/5	N/A	N/A
Rona Sellers(1)	N/A	N/A	N/A	N/A

(1) Rona Sellers was appointed as a Director of the Company on October 16, 2024.

Although the independent Directors do not hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance, independent Directors are afforded the opportunity to meet at the end of each Board meeting without management and non-independent Directors present. The Board ensures open and candid discussion among its independent Directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a Director may exist. The Board may determine that it is appropriate to hold an in-camera session excluding a Director with a conflict of interest or perceived conflict of interest, or such director may consider that it is appropriate to recuse him or herself from considering and voting with respect to the matter under consideration.

Item 2: Mandate for the Board of Directors

The following is a reproduction of the "Mandate for the Board of Directors" as approved by the Board on June 10, 2021:

----------

The term "Corporation" herein shall refer to American Lithium Corp. and the term "Board" shall refer to the Board of Directors of the Corporation.

The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the Corporation. The Board seeks to discharge this responsibility by satisfying itself as to the integrity of the Chair & Chief Executive Officer and Management and by overseeing and monitoring Management to ensure a culture of integrity is maintained.

Although Directors may be nominated by certain persons to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times.

DUTIES OF THE DIRECTORS

The Board discharges its responsibilities directly and through its committees; namely, the Audit Committee, the Corporate Governance, Nominating and Compensation Committee ("NCG"), and the Health, Safety and Sustainability Committee ("HSS"). In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation's strategic objectives. In addition to the Board's primary roles of overseeing the affairs of the Corporation, principal duties include, but are not limited to the following categories:

Oversight of Management

1. The Board has the responsibility for approving the appointment of the Chief Executive Officer and any other officers of the Corporation (collectively, the "Officers"), and approving the compensation of the Chief Executive Officer and the employees of the Corporation following a review of the recommendations of the Compensation Committee.

2. The Board has delegated authority to the Chief Executive Officer for the overall management of the Corporation, including strategy and operations to ensure the long-term success of the Corporation and to maximize shareholder value.

3. The Board may from time-to-time delegate authority to the Officers, subject to specified limits. Matters which are outside the scope of the authority delegated to the Officers and material transactions are reviewed by and subject to the prior approval of the Board.

4. The Board is responsible for monitoring the performance of Management.

Board Organization

5. The Board retains the responsibility for managing its own affairs by giving its approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, Committee and Committee chair appointments, Committee charters and executive compensation.

6. The Board may delegate to Board Committees matters it is responsible for, including the approval of compensation of the Board and Management, the approval of interim financial results, the conduct of performance evaluations and oversight of internal controls systems, as well as safety matters. However, the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Composition

7. The Board believes that better corporate governance is promoted when a board of directors is made up of highly qualified individuals i) from diverse backgrounds who reflect the changing population demographics of the markets in which the Corporation operates, ii) of each gender, and iii) reflective of the talent available with the required expertise. When considering recommendations for nomination to the Board, the Board shall consider:

(a) diversity criteria including gender, age, ethnicity, and geographic background; and

(b) candidates who are highly qualified based on their experience, functional expertise, and personal skills and qualities.

Notwithstanding this, the Corporation does not support the adoption of quotas to support its belief in the importance of diversity. In addition to the criteria set out above and elsewhere herein, employees and directors of the Corporation ("Directors") will be recruited and promoted based upon their ability and contributions.

8. The Directors shall consist of persons who possess skills and competencies in areas that are:

(a) necessary to enable the Board and Board committees to properly discharge their duties and responsibilities; and

(b) relevant to the Corporation's activities.

9. At least 50% of the directors shall be individuals who are "independent" directors in accordance with applicable securities laws and stock exchange policies. Subject to the size and operations of the Corporation, the Board is committed to setting measurable objectives for the long-term goal of improving gender representation across all levels of the organisation.

10. The Board does not believe it should establish term limits for directors as term limits could result in the loss of Directors who have been able to develop, over a period of time, significant insight into the Corporation and its operations and an institutional memory that benefits the Board as well as the Corporation and its stakeholders. The Board, on its initiative and on an exceptional basis, may exercise discretion to introduce maximum terms or mandatory retirement where it considers that such a limitation would benefit the Corporation and its stakeholders.

11. Subject to the limitations herein, the Corporate Governance, Nominating and Compensation ("NCG") Committee of the Board will annually (and more frequently, if appropriate) recommend candidates to the Board for election or appointment as Directors, taking into account the Board's conclusions with respect to the appropriate size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board Committees to properly discharge their responsibilities, and the competencies and skills of the current Board.

12. No director should serve on the board of a regulatory body with oversight of the Corporation. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director's time and availability for his or her commitment to the Corporation as well as his or her ability to exercise their fiduciary duties as directors. Directors should advise the chair of the NCG Committee and the Chief Executive Officer ("CEO") of the Corporation before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director's relationship to the Corporation.

13. Without prior approval of the NCG Committee, the CEO of the Corporation should not serve on the board of any other public company.

14. The Board approves the final choice of candidates.

15. The shareholders of the Corporation elect the Directors annually.

16. The Secretary of the Corporation (the "Secretary") shall be secretary of the Board.

17. Directors are expected to comply with the Corporation's Codes of Conduct.

Monitoring of Financial Performance and Other Financial Reporting Matters

18. The Board has oversight responsibility for reviewing and questioning the strategies and plans of the Corporation.

19. The Board has oversight responsibility for reviewing systems for managing the principal risks of the Corporation's business including insurance coverages, conduct of material litigation and the effectiveness of internal controls.

20. The Board is responsible for reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives, and monitoring performance on each of the above.

21. The Board must approve all decisions involving unbudgeted operating expenditures in excess of $100,000 and unbudgeted project expenditures in excess of $200,000.

22. The Board is responsible for considering appropriate measures if the performance of the Corporation falls short of its goals or if other special circumstances warrant.

23. The Board shall be responsible for approving the interim and audited financial statements and the notes thereto and the Corporation's management discussion and analysis with respect to such financial statements.

24. The Board is responsible for reviewing and approving material transactions involving the Corporation and those matters which the Board is required to approve under its governing legislation and documents, including the payment of distributions, acquisitions, and dispositions of material assets by the Corporation and material expenditures by the Corporation.

25. The Board has responsibility for effectively monitoring the principal risks of the Corporation.

Policies and Procedures

26. The Board is responsible for:

  approving and monitoring compliance with all significant policies and procedures within which the Corporation operates;

  approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

  implementing the appropriate structures and procedures to ensure that the board functions independently of management;

  enforcing obligations of the Directors respecting confidential treatment of the Corporation's proprietary information and Board deliberations; and

  establishing policies and procedures whereby members of the Board will be required on an annual basis to assess their own effectiveness as directors and the effectiveness of committees of the Board and the Board as a whole.

27. The Board has approved a Disclosure Policy respecting communications to the public.

Reporting

28. The Board is responsible for:

  overseeing the accurate reporting of the financial performance of the Corporation to its shareholders on a timely and regular basis;

  overseeing that the financial results are reported fairly and in accordance with international financial reporting standards;

  ensuring the integrity of the internal control and management information systems of the Corporation;

  taking steps to enhance timely disclosure; and

  ensuring the appointment of a qualified corporate secretary to attend to organizing the meetings of the Board and the committees in accordance with the by-laws and the corporate governance policies, and punctually preparing minutes which are an accurate, valid and completed documentation of such meetings and the business conducted therein.

Authority

29. The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

30. The Board is authorized to retain, and to set and pay the compensation of, independent legal counsel and other advisers if it considers this appropriate.

31. The Board is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.

EXPECTATIONS OF THE DIRECTORS

Expectations of the Directors include but are not limited to:

(a) maintaining a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director's attendance;

(b) reviewing the materials circulated in advance of meetings of the Board and its committees and being prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the CEO and any other appropriate executive officer(s) to ask questions and discuss agenda items prior to meetings;

(c) being sufficiently knowledgeable of the business of the Corporation, including its financial statements, and the risks it faces, ensuring active and effective participation in the deliberations of the Board and of each committee on which he or she serves.

(d) freely to contact the CEO at any time to discuss any aspect of the Corporation's business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Corporation. The Board expects that there will be frequent opportunities for Directors to meet with the CEO in meetings of the Board and committees, or in other formal or informal settings.

(e) Maintaining the confidentiality of the proceedings and deliberations of the Board and its committees. Each Director will maintain the confidentiality of information received in connection with his or her service as a director.

ADOPTION

This Policy was adopted by the Board on June 10, 2021.

Item 3: Position Descriptions

The Board has not adopted a position description for the Chair of the Audit Committee, the Chair of the Board nor the CEO.

Although the Board does not have a written position description for the Chair of the Board, the directors have expressed their expectation that the Chair of the Board will provide leadership and management to the Board to enhance the Board's effectiveness, including ensuring that: (a) the responsibilities of the Board are well understood by both management and the Board; (b) the Board works as a cohesive team with open communication; (c) the resources available to the Board (in particular timely and relevant information) are adequate to support its work; (d) a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed periodically; and (e) ensuring a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed periodically. The Board determines whether the Chair of the Board is complying with his role.

In addition, although the Board has not formalized the role of the Chair of the Audit Committee the directors have expressed the expectation that the Chair of the Audit Committee is to: (a) provide leadership to the Audit Committee; (b) manage the affairs of the Audit Committee; (c) ensure that the Audit Committee functions effectively in fulfilling its duties to the Board and the Company; and (d) make periodic reports to the Board, as requested. The Board determines whether the Chair of the Audit Committee is complying with his role.

Similarly, the Board has expressed their expectation that the role of the CEO of the Company is, with the assistance of the Board to: (a) develop and implement a strategic plan for the Company; (b) set budgets and timelines for completing objectives; (c) select and appoint executive officers; (d) establish officers' goals and objectives; and (e) monitor the performance of the executive officers. The Board determines whether the CEO is complying with his role.

The position descriptions for the Chair of the CGNC and the Health, Safety & Sustainability Committee are set out with each committee's respective charter, copies of which are available on the Company's website at: www.americanlithiumcorp.com.

Item 4: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company's business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its Directors, although the CGNC is responsible for considering and reviewing opportunities for continued education on an annual basis. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company's professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 5: Ethical Business Conduct

The Board expects Directors and management to operate the business of the Company in a manner that promotes honesty, integrity and accountability. The Company requires a high standard of professional and ethical conduct from all of its representatives. To this end, the Board has adopted a Code of Business Conduct and Ethics (the "Code") for its Directors, officers and employees.

The Company expects its representatives to take all responsible steps to prevent a violation of the Code. Any representative who observes or otherwise becomes aware of any illegal or unethical behaviour shall report the violation as soon as reasonably possible in accordance with the Company's Whistleblower Policy. Representatives are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. Representatives may also contact a member of senior management or the Chair of the Audit Committee if appropriate. The Company has also put in place an independent and confidential alternative reporting channel. The Whistleblower Policy provides that concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints submitted hereunder, the Chair of the Audit Committee shall promptly investigate each matter so reported.

A copy of the Code is available on the Company's website at: www.americanlithiumcorp.com.

Item 6: Nomination of Directors

The identification and evaluation of potential candidates for nomination as Directors of the Company is primarily overseen by the CGNC, but all Directors are encouraged to participate in the identification and recruitment of new Directors. Potential candidates are primarily identified through referrals by business contacts. In order to ensure an objective process for determining such compensation, the CGNC will discuss the nomination of Directors and officers and then the Board as a whole will discuss in detail and approve any proposals.

The CGNC: (a) develops qualification criteria for Board members and determine Board size (considering goals for Board composition and individual qualifications), and evaluates potential candidates in accordance with established criteria and in consultation with the Chair of the committee and CEO; (b) reviews and responds to Director nominations or recommendations submitted in writing by the Company's shareholders; (c) annually (and more frequently, if appropriate) recommends to the Board candidates for presentation to the shareholders at each annual meeting of shareholders and one or more nominees for each vacancy on the Board that occurs between annual meetings of shareholders; (d) encourages diversity in the composition of the Board; (e) develops and annually reviews orientation and education programs for new directors and provide ongoing education for all Directors; (f) recommends to the Board qualified members of the Board for membership on committees of the Board and recommends a qualified member of the Board to Chair the Board; and (g) together with the Chairman of the Board, reviews annually and recommends to the Board management's succession plan including provisions for appointing, training and monitoring senior management and the appropriateness of the current and future organizational structure of the Company.

Item 7: Compensation

The Company has established the CGNC which, among other things, has been charged with the task of considering executive and Director compensation. The members of the CGNC are Andrew Bowering, G.A. (Ben) Binninger, and Rona Sellers, of which G.A. (Ben) Binninger and Rona Sellers are considered "independent" while Andrew Bowering is not considered "independent" within the meaning of such term under section 1.4 of National Instrument 52-110 - Audit Committees ("NI 52-110"). In order to ensure an objective process for determining compensation, the CGNC reviews independent materials such as pay survey data and industry reports.

The Company believes that the members of the CGNC have the relevant experience to act as the members of this committee, as noted by their experience below:

Andrew Bowering

Mr. Bowering has over 30 years of experience in the venture capital and public company arenas primarily in the mining sector with involvement in projects located around the globe. Mr. Bowering has held senior executive positions and directorships in numerous public companies involved in mineral exploration in Canada, the United States, Mexico and China. He has an in-depth knowledge of securities markets, regulatory affairs and investor/public relations. Mr. Bowering obtained a Bachelor's degree in Economics and Political Science from the University of British Columbia in 1986.

G.A. (Ben) Binninger

Mr. Binninger has more than 20 years in minerals development including lithium, potash and boron. He has extensive experience leading and creating technically sophisticated companies from a few million dollars to global enterprises of a billion dollars. Ben was former CCO for Rio Tinto Borax, CEO of Potash Minerals and was most recently on the advisory board for Millennial Lithium. Mr. Binninger holds an MBA from Harvard Business School with an emphasis in International Finance and has also taught international business management at UCLA. Mr. Binninger also holds a Bachelor of Chemical Engineering from the Manhattan University.

Rona Sellers

Rona Sellers is an experienced governance professional with more than 12 years of experience in corporate and securities law. Rona is currently the Vice President Commercial and Compliance & Corporate Secretary at Apollo Silver Corp. Previously, she held the role of Vice President, Compliance and Corporate Secretary at Maple Gold Mines Ltd. and prior to that she was Corporate Secretary at two publicly traded companies listed in Canada and the United States. Ms. Sellers holds a Bachelor of Arts degree from Simon Fraser University and an LLB (Honours) from City, University of London School of Law.

Compensation of officers and Directors is reviewed annually and determined by the Board. The CGNC is responsible for reviewing and assessing the compensation of the CEO. The level of compensation for the officers and Directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

The Company provides a Compensation Plan to motivate participants by providing them with the opportunity, through awards, to acquire an interest in the Company and benefit from the Company's growth. The Board does not employ a prescribed methodology when determining the grant or allocation of awards. Other than the Compensation Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs.

Compensation of the Directors of the Company is reviewed annually by the Board. The level of compensation for Directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Item 8: Other Board Committees

In addition to the Audit Committee, the Board has in place two other standing committees, the CGNC and the Health, Safety and Sustainability Committee. The CGNC is responsible for monitoring ongoing compliance with the Company's corporate governance policies, reviewing and considering potential nominees to the Board and assessing compensation of the CEO. The Health, Safety and Sustainability Committee is responsible for ensuring the Company complies with the health and safety duties associated with its ongoing operations.

Item 9: Assessments

The Board and individual Directors are expected to adhere to the mandate adopted for the Board, but the Company does not have any formal process for assessing the effectiveness of the Board, its committees, or individual Directors. Such assessments are done on an informal basis by the CEO and the Board as a whole.

SCHEDULE “B”

OMNIBUS INCENTIVE PLAN

[See attached]

OMNIBUS INCENTIVE PLAN

American Lithium Corp. (the "Company") hereby establishes an omnibus incentive plan for certain qualified directors, executive officers, employees or Consultants of the Company or any of its Subsidiaries.

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

"Account" means an account maintained for each Participant on the books of the Company which will be credited with Awards in accordance with the terms of this Plan;

"Affiliate" has the meaning ascribed thereto in Section 1.2 of Policy 1.1 of the TSX Venture Exchange;

"Annual Base Compensation" means an annual compensation amount payable to directors and executive officers, as established from time to time by the Board.

"Award" means any of an Option, DSU, or RSU granted to a Participant pursuant to the terms of the Plan;

"Black-Out Period" means an interval of time (i) when any trading guidelines of the Company, as amended from time to time, restrict Participants from trading in any securities of the Company because they may be in possession of confidential information; or (ii) when the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of confidential information;

"Board" has the meaning ascribed thereto in Section 2.2(1) hereof;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Vancouver, British Columbia for the transaction of banking business;

"Cash Equivalent" means the amount of money equal to the Market Value multiplied by the number of vested RSUs or DSUs, as applicable, in the Participant's Account, net of any applicable taxes in accordance with Section 8.2, on the RSU Settlement Date or the Filing Date, as applicable;

"Cashless Exercise Right" has the meaning ascribed thereto in Section 3.6(3) hereof;

"Cause" has the meaning ascribed thereto in Section 6.2(1) hereof;

"Change of Control" means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i) any transaction (other than a transaction described in clause (iii) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires for the first time the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company's then issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company's equity incentive plans;

(ii) there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the sale, lease, exchange, license or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company or any of its Subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Subsidiary of the Company in the course of a reorganization of the assets of the Company and its wholly-owned Subsidiaries;

(iv) the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind up the Company's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation,  winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement);

(v) individuals who, on the Effective Date, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board; or

(vi) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

"Company" means American Lithium Corp., a corporation existing under the Business Corporations Act (British Columbia), as amended from time to time;

"Consultant" means, in relation to an Issuer, an individual (other than a Director, Officer or Employee of the Issuer or of any of its subsidiaries) or Company that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Issuer or to any of its subsidiaries, other than services provided in relation to a Distribution;

(ii) provides the services under a written contract between the Issuer or any of its subsidiaries and the individual or the Company, as the case may be; and

(iii) in the reasonable opinion of the Issuer, spends or will spend a significant amount of time and attention on the affairs and business of the Issuer or of any of its subsidiaries;

"Consulting Agreement" means, with respect to any Participant, any written consulting agreement between the Company or a Subsidiary and such Participant;

"Dividend Equivalent" means a cash credit equivalent in value to a dividend paid on a Share credited to a Participant's Account;

"DSU" or "Deferred Share Unit" means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof upon Termination of Service, as provided in Article 5 and subject to the terms and conditions of this Plan;

"DSU Agreement" means a document evidencing the grant of DSUs and the terms and conditions thereof;

"DSU Settlement Amount" means the amount of Shares, Cash Equivalent, or combination thereof, calculated in accordance with Section 5.6, to be paid to settle a DSU Award after the Filing Date;

"Eligibility Date" the effective date on which a Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Company by the insurance company providing such long-term disability benefits);

"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Company or a Subsidiary and such Participant;

"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Award, if applicable;

"Filing Date" has the meaning set out in Section 5.1 or Section 5.3(3), as applicable; "Full Value Award" means a DSU or an RSU;

"Grant Agreement" means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a DSU Agreement, an RSU Agreement, an Employment Agreement or a Consulting Agreement;

"Incentive Stock Option" or "ISO" means an Option that is granted to a U.S. Participant, as described in Section 3.8;

"Insider" has the meaning set out in the applicable rules and policies of the Stock Exchange;

"Market Value" means at any date when the market value of Shares is to be determined, (i) if the Shares are listed on a Stock Exchange, the volume weighted average trading price of the Shares on such Stock Exchange for the five trading days immediately preceding the relevant time as it relates to an Award, provided that if the Shares are listed on the TSX Venture Exchange, at no time shall the market value of the Shares be less than the Discounted Market Price (within the meaning of the policies of the TSX Venture Exchange); or (ii) if the Shares are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith and such determination shall be conclusive and binding on all Persons;

"Option" means an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof, and includes an ISO;

"Option Agreement" means a document evidencing the grant of Options and the terms and conditions thereof;

"Option Price" has the meaning ascribed thereto in Section 3.2 hereof;

"Option Term" has the meaning ascribed thereto in Section 3.4 hereof;

"Outstanding Issue" means the number of Shares that are issued and outstanding, on a non-diluted basis;

"Participants" means any director, executive officer, employee or Consultant of the Company or any of its Subsidiaries, but for the purposes of Article 5, this definition shall be limited to directors and executive officers of the Company or any of its Subsidiaries;

"Performance Criteria" means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award;

"Performance Period" means the period determined by the Board at the time any Award is granted or at any time thereafter during which any Performance Criteria and any other vesting conditions specified by the Board with respect to such Award are to be measured;

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

"Plan" means this Omnibus Incentive Plan, including any amendments or supplements hereto made after the effective date hereof;

"Restriction Period" means the period determined by the Board pursuant to Section 4.3 hereof;

"RSU" means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"RSU Agreement" means a document evidencing the grant of RSUs and the terms and conditions thereof;

"RSU Settlement Date" has the meaning determined in Section 4.5(1);

"RSU Vesting Determination Date" has the meaning described thereto inSection 4.4 hereof;

"Shares" means the common shares in the share capital of the Company;

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, Insiders, or Consultants of the Company or a Subsidiary provided, however, that any such arrangements that do not involve the issuance from treasury or potential issuance from treasury of Shares of the Company are not "Share Compensation Arrangements" for the purposes of this Plan;

"Stock Exchange" means the stock exchange on which the majority of the trading volume and value of the Shares occurs, at the applicable time;

"Subsidiary" means a corporation, company or partnership that is controlled, directly or indirectly, by the Company;

"Tax Act" means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

"Termination" means that a Person has ceased to be a Participant, including for greater certainty, the earliest date on which both of the following conditions are met: (i) the Participant has ceased to be employed by, or otherwise have a service relationship with, the Company or any Subsidiary thereof for any reason whatsoever; and (ii) the Participant is not a member of the Board nor a director of the Company or any of its Subsidiaries;

"Termination Date" means (i) in the event of a Participant's resignation, the date on which such Participant ceases to be a director, executive officer, employee or Consultant of the Company or one of its Subsidiaries and (ii) in the event of the termination of the Participant's employment, or position as director, executive or officer of the Company or a Subsidiary, or Consultant, the effective date of the termination as specified in the notice of termination provided to the Participant by the Company or the Subsidiary, as the case may be, and, for greater certainty, without regard to any period of notice, pay in lieu of notice, or severance that may follow the Termination Date pursuant to the terms of the Participant's employment or services agreement (if any), the applicable employment standards legislation or the common law (if applicable), and regardless of whether the Termination was lawful or unlawful, except as may otherwise be required to meet minimum standards prescribed by the applicable standards legislation;

"Termination of Service" means that a Person has ceased to be a Participant, including for greater certainty, the earliest date on which both of the following conditions are met: (i) the Participant has ceased to be employed by the Company or has ceased providing ongoing services as a Consultant to the Company or any Subsidiary thereof for any reason whatsoever; and (ii) the Participant is not a member of the Board nor a director of the Company or any of its Subsidiaries;

"Trading Session" means a trading session on a day which the applicable Stock Exchange is open for trading;

"TSXV Share Limits" means: (i) the maximum number of Shares issuable to any one Participant under Awards in a 12-month period shall not exceed 5% of the Outstanding Issue (unless requisite disinterested shareholder approval has been obtained to exceed); (ii) the maximum number of Shares issuable to any one Consultant in a 12-month period shall not exceed 2% of the Outstanding Issue; and (iii) Investor Relations Services Providers (within the meaning of the policies of the TSX Venture Exchange) may only be granted Options under an Award and the maximum number of Shares issuable to all Investor Relations Services Providers under any Options awarded shall not exceed 2% of the Outstanding Issue in any 12-month period, in each case measured as of the date of grant of an Award;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Participant" means any Participant who, at any time during the period from the date an Award is granted to the date such award is exercised, redeemed, or otherwise paid to the Participant, is subject to income taxation in the United States on the income received for services provided to the Company or a Subsidiary and who is not otherwise exempt from United States income taxation under the relevant provisions of the U.S. Tax Code or the Canada-U.S. Income Tax Convention, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended; and "Vested Awards" has the meaning described thereto in Section 6.2(5) hereof.

Section 1.2 Interpretation.

(1) Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term "discretion" or "authority" means the sole and absolute discretion of the Board.

(2) The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

(3) In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

(4) The words "including", "includes" and "include" and any derivatives of such words mean "including (or includes or include) without limitation". As used herein, the expressions "Article", "Section" and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

(5) Unless otherwise specified in the Participant's Grant Agreement, all references to money amounts are to Canadian currency.

(6) For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant's estate or will.

(7) If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1 Purpose of the Plan.

The purpose of the Plan is to permit the Company to grant Awards to Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a) to increase the interest in the Company's welfare of those Participants, who share responsibility for the management, growth and protection of the business of the Company or a Subsidiary;

(b) to provide an incentive to such Participants to continue their services for the Company or a Subsidiary and to encourage such Participants whose skills, performance and loyalty to the objectives and interests of the Company or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c) to reward Participants for their performance of services while working for the Company or a Subsidiary; and

(d) to provide a means through which the Company or a Subsidiary may attract and retain able Persons to enter its employment or service.

Section 2.2 Implementation and Administration of the Plan.

(1) The Plan shall be administered and interpreted by the board of directors of the Company (the "Board") or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. If such committee or plan administrator is appointed for this purpose, all references to the "Board" herein will be deemed references to such committee or plan administrator. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approval.

(2) Subject to Article 7 and any applicable rules of a Stock Exchange, the Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms of this Plan and/or any Award hereunder for carrying out the provisions and purposes of the Plan and/or to address tax or other requirements of any applicable jurisdiction.

(3) Subject to the provisions of this Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operations of the Plan as it may deem necessary or advisable. The Board may delegate to officers or managers of the Company, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, in whole or in part. Any such delegation by the Board may be revoked at any time at the Board's sole discretion. The interpretation, administration, construction and application of the Plan and any provisions hereof made by the Board, or by any officer, manager, committee or any other Person to which the Board delegated authority to perform such functions, shall be final and binding on the Company, its Subsidiaries and all Participants.

(4) No member of the Board or any Person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder. Members of the Board or and any person acting at the direction or on behalf of the Board, shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

(5) The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Shares or any other securities in the capital of the Company. For greater clarity, the Company shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or varying or amending its share capital or corporate structure.

Section 2.3 Participation in this Plan.

(1) The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award, the exercise of an Option or transactions in the Shares or otherwise in respect of participation under the Plan. Neither the Company, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.

(2) Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Company or any of its Subsidiaries. No asset of the Company or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any of its Subsidiaries under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

(3) The Company shall not offer financial assistance to any Participant in regards to the exercise of any Award granted under this Plan.

(4) The Board may also require that any Participant in the Plan provide certain representations, warranties and certifications to the Company to satisfy the requirements of applicable laws, including, without limitation, exemptions from the registration requirements of the U.S. Securities Act, and applicable U.S. state securities laws.

(5) In connection with an Award to be granted to any Participant, it shall be the responsibility of such person and the Company to confirm that such person is a bona fide Participant for the purposes of participation under the Plan.

Section 2.4 Shares Subject to the Plan.

(1) Subject to adjustment pursuant to Article 7 hereof, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(2) The maximum number of Shares issuable at any time pursuant to outstanding Awards under this Plan shall be equal to ten percent (10%) of the Outstanding Issue, as measured as at the date of any grant.

(3) No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the above- noted total numbers of Shares reserved for issuance pursuant to the settlement of Awards.

(4) The Plan is an "evergreen" plan, as Shares of the Company covered by Awards which have been exercised or settled, as applicable, and Awards which expire or are forfeited, surrendered, cancelled or otherwise terminated or lapse for any reason without having been exercised, will be available for subsequent grant under the Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Shares of the Company increases. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

Section 2.5 Limits with Respect to other Share Compensation Arrangements, Insiders, Individual Limits, and Annual Grant Limits.

(1) The maximum number of Shares issuable pursuant to this Plan and any other Share Compensation Arrangement shall not exceed the limits set out in Section 2.4(2).

(2) Unless disinterested shareholder approval has been obtained, the maximum number of Shares issuable to Participants who are Insiders, at any time, under this Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Outstanding Issue from time to time.

(3) Unless disinterested shareholder approval has been obtained, the maximum number of Shares issued to Participants who are Insiders, within any one year period, under this Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Outstanding Issue from time to time.

(4) Subject to the policies of the applicable Stock Exchange, any Award granted pursuant to the Plan, or securities issued under any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be included for the purposes of the limits set out in Section 2.5(2) and Section 2.5(3).

(5) The TSXV Share Limits shall apply to the Shares issued or issuable under any Award granted under the Plan and any other Share Compensation Arrangement, subject to the Shares being listed for trading on the TSX Venture Exchange.

Section 2.6 Granting of Awards.

Any Award granted under the Plan shall be subject to the requirement that, if at any time the Company shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any stock exchange or under any law or regulation of any jurisdiction, or the consent or approval of any stock exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant of such Awards or exercise of any Option or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval.

Section 2.7 TSX Venture Exchange Vesting Restrictions

While the Shares are listed for trading on the TSX Venture Exchange:

(a) no Award (other than Options), may vest before the date that is one year following the date the Award is granted or issued, provided that this requirement may be accelerated for a Person who dies or who ceases to be a Participant under the provisions hereof in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction; and

(b) any Options granted to any Investor Relations Service Provider must vest in stages over a period of not less than 12 months, in accordance with the vesting restrictions set out in Section 4.4(c) of Policy 4.4 of the TSX Venture Exchange.

ARTICLE 3
OPTIONS

Section 3.1 Nature of Options.

An Option is an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

Section 3.2 Option Awards.

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the "Option Price") and the relevant vesting provisions (including Performance Criteria, if applicable) and the Option Term, the whole subject to the terms and conditions prescribed in this Plan or in any Option Agreement, and any applicable rules of a Stock Exchange.

Section 3.3 Option Price.

The Option Price for Shares that are the subject of any Option shall be determined and approved by the Board when such Option is granted but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4 Option Term.

(1) The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten years from the date the Option is granted ("Option Term").

(2) Should the expiration date for an Option fall within a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the end of the Black-Out Period, such tenth (10th) Business Day to be considered the expiration date for such Option for all purposes under the Plan.

Section 3.5 Exercise of Options.

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, any exercise of Options by a Participant shall be made in accordance with any insider trading policies implemented by the Company.

Section 3.6 Method of Exercise and Payment of Purchase Price.

(1) Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Company at its registered office to the attention of the Corporate Secretary of the Company (or the individual that the Corporate Secretary of the Company may from time to time designate) or give notice in such other manner as the Company may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, certified cheque, bank draft or any other form of payment deemed acceptable by the Board of the purchase price for the number of Shares specified therein and, if required by Section 8.2, the amount necessary to satisfy any taxes.

(2) Upon the exercise, the Company shall, as soon as practicable after such exercise but no later than ten Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares either to:

(a) deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b) in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares.

(3) Subject to the rules and policies of the Stock Exchange, except in the case of Investor Relations Services Providers (within the meaning of the policies of the TSX Venture Exchange), the Board may, in its discretion and at any time, determine to grant a Participant the alternative, when entitled to exercise an Option, to deal with such Option on a "cashless exercise" basis, on such terms as the Board may determine in its discretion (the "Cashless Exercise Right"). Without limitation, the Board may determine in its discretion that such Cashless Exercise Right, if any, grants a Participant the right to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Shares pursuant to the exercise of the Option, receive, without payment of any cash other than pursuant to Section 8.2, that number of Shares, disregarding fractions, which when multiplied by the VWAP (within the meaning of the policies of the TSX Venture Exchange) on the day immediately prior to the exercise of the Cashless Exercise Right, have a total value equal to the product of that number of Shares subject to the Option multiplied by the difference between the VWAP (within the meaning of the policies of the TSX Venture Exchange) on the day immediately prior to the exercise of the Cashless Exercise Right and the Option Price; or

(4) In the event the Company determines to accept the Participant's request pursuant to a Cashless Exercise Right, the Company shall make an election pursuant to subsection 110(1.1) of the Tax Act.

Section 3.7 Option Agreements.

Options shall be evidenced by an Option Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine. The Option Agreement may contain any such terms that the Company considers necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 3.8 Incentive Stock Options.

(1) ISOs are available only for Participants who are employees of the Company, or a "parent corporation" or "subsidiary corporation" (as such terms are defined in Section 424(e) and (f) of the U.S. Tax Code), on the date the Option is granted. In addition, a Participant who holds an ISO must continue as an employee, except that upon termination of employment the Option will continue to be treated as an ISO for up to three months, after which the Option will no longer qualify as an ISO, except as provided in this Section 3.8(1). A Participant's employment will be deemed to continue during period of sick leave, military leave or other bona fide leave of absence, provided the leave of absence does not exceed three months, or the Participant's return to employment is guaranteed by statute or contract. If a termination of employment is due to permanent disability, an Option may continue its ISO status for up to one year, and if the termination is due to death, the ISO status may continue for the balance of the Option's term. Nothing in this Section 3.8(1) will be deemed to extend the original expiry date of an Option.

(2) A Participant who owns, or is deemed to own, pursuant to Section 424(e) of the U.S. Tax Code, Shares possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company may not be granted an Option that is an ISO unless the Option Price is at least one hundred and ten percent (110%) of the Market Value of the Shares, as of the date of the grant, and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(3) To the extent the aggregate Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under all plans of the Company and any affiliates) exceeds One Hundred Thousand United States Dollars (US$100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Options other than ISOs, notwithstanding any contrary provision in the applicable Option Agreement.

ARTICLE 4
RESTRICTED SHARE UNITS

Section 4.1 Nature of RSUs.

A "Restricted Share Unit" (or "RSU") is an Award in the nature of a bonus for services rendered that, upon settlement, entitles the recipient Participant to acquire Shares as determined by the Board or to receive the Cash Equivalent or a combination thereof, as the case may be, pursuant and subject to such restrictions and conditions as the Board may determine at the time of grant, unless such RSU expires prior to being settled. Vesting conditions may, without limitation, be based on continuing employment (or other service relationship) and/or achievement of Performance Criteria. Unless otherwise determined by the Board in its discretion, the Award of an RSU is considered a bonus for services rendered in the calendar year in which the Award is made.

Section 4.2 RSU Awards.

(1) The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Participants who may receive RSUs under the Plan, (ii) fix the number of RSUs, if any, to be granted to each Participant and the date or dates on which such RSUs shall be granted, (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restriction Period of such RSUs, (provided, however, that no such Restriction Period shall exceed the 3 years referenced in Section 4.3) and (iv) any other terms and conditions applicable to the granted RSUs, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2) Subject to the vesting and other conditions and provisions in this Plan and in the RSU Agreement, each vested RSU awarded to a Participant shall entitle the Participant to receive one Share, the Cash Equivalent or a combination thereof upon confirmation by the Board that the vesting conditions (including the Performance Criteria, if any) have been met and no later than the last day of the Restriction Period. For greater certainty, RSUs that are subject to Performance Criteria may not become fully vested by the last day of the Restricted Period.

Section 4.3 Restriction Period.

The applicable restriction period in respect of a particular RSU shall be determined by the Board but in all cases shall end no later than the 31st of  December of the calendar year which commences three years after the calendar year in which the performance of services for which such RSU is granted, occurred ("Restriction Period"). All unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 4.4) and, in any event: (i) all unvested RSUs shall be cancelled no later than the last day of the Restriction Period.

Section 4.4 RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to an RSU have been met (the "RSU Vesting Determination Date"), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than; (i) the 15th of December of the calendar year which commences three years after the calendar year in which the performance of services for which such RSU is granted, occurred. Notwithstanding the foregoing, for any U.S. Participant, the RSU Vesting Determination Date shall occur no later than March 15 of the calendar year following the end of the Performance Period.

Section 4.5 Settlement of RSUs.

(1) Except as otherwise provided in the RSU Agreement, all of the vested RSUs covered by a particular grant shall be settled as soon as practicable and in any event within ten Business Days following their RSU Vesting Determination Date and no later than the end of the Restriction Period (the "RSU Settlement Date").

(2) Settlement of RSUs shall take place promptly following the RSU Settlement Date and no later than the end of the Restriction Period, and shall take the form determined by the Board, in its sole discretion. Settlement of RSUs shall be subject to Section 8.2 and shall take place through:

(a) in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(b) in the case of settlement of RSUs for Shares (which may include Shares purchased in the secondary market by a trustee or administrative agent appointed by the Board):

(i) delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(ii) in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares; or

(c) in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3) Notwithstanding the foregoing, for any U.S. Participant, the RSU Settlement Date and delivery of Shares or Cash Equivalent, if any, shall each occur no later than March 15 of the calendar year following the end of the Performance Period.

Section 4.6 Determination of Amounts.

(1) For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 4.5, such calculation will be made on the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant's Account to settle in cash.

(2) For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of RSUs pursuant to Section 4.5, such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant's Account to settle in Shares.

Section 4.7 RSU Agreements.

RSUs shall be evidenced by an RSU Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. The RSU Agreement may contain any such terms that the Company considers necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 4.8 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested RSUs in a Participant's Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date, provided that any such Dividend Equivalents must be payable in cash to the extent the issuance of Shares would exceed the TSXV Share Limits or any other limitations prescribed by this Plan.

In the event that the Participant's applicable RSUs do not vest, all Dividend Equivalents, if any, associated with such RSUs will be forfeited by the Participant and returned to the Company's account.

ARTICLE 5
DEFERRED SHARE UNITS

Section 5.1 Nature of DSUs.

A Deferred Share Unit is an Award attributable to a Participant's duties as a director or executive officer of the Company or a Subsidiary and that, upon settlement, entitles the recipient Participant to receive such number of Shares (which may include Shares purchased in the secondary market by a trustee or administrative agent appointed by the Board) as determined by the Board, or to receive the Cash Equivalent or a combination thereof, as the case may be, and is payable after Termination of Service of the Participant.

Section 5.2 DSU Awards.

The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Participants who may receive DSU Awards under the Plan, and (ii) fix the number of DSU Awards to be granted to each Participant and the date or dates on which such DSU Awards shall be granted, subject to the terms and conditions prescribed in this Plan and in any DSU Agreement. Each DSU awarded shall entitle the Participant to one Share, or the Cash Equivalent, or a combination thereof.

Section 5.3 Payment of Annual Base Compensation.

(1) Each Participant may elect to receive in DSUs any portion or all of their Annual Base Compensation by completing and delivering a written election to the Company on or before the 15th day of November of the calendar year ending immediately before the calendar year with respect to which the election is made. Such election will be effective with respect to compensation payable for fiscal quarters beginning during the calendar year following the date of such election. Elections hereunder shall be irrevocable with respect to compensation earned during the period to which such election relates.

(2) Further, where an individual becomes a Participant for the first time during a fiscal year and, for individuals that are U.S. Participants, such individual has not previously participated in a plan that is required to be aggregated with this Plan for purposes of Section 409A of the U.S. Tax Code, such individual may elect to defer Annual Base Compensation with respect to fiscal quarters of the Company commencing after the Company receives such individual's written election, which election must be received by the Company no later than thirty days after the later of the Plan's adoption or such individual's appointment as a Participant. For greater certainty, new Participants will not be entitled to receive DSUs for any Annual Base Compensation earned pursuant to an election for the quarter in which they submit their first election to the Company or any previous quarter.

(3) All DSUs granted with respect to Annual Base Compensation will be credited to the Participant's Account when such Annual Base Compensation is payable (the "Grant Date").

(4) The Participant's Account will be credited with the number of DSUs calculated to the nearest thousandths of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the Grant Date by the Market Value of the Shares. Fractional Deferred Share Units will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Section 5.4 Additional Deferred Share Units.

In addition to DSUs granted pursuant to Section 5.3, the Board may award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services they render to the Company. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a Participant's Account. An award of DSUs pursuant to this Section 5.4 shall be subject to a DSU Agreement evidencing the Award and the terms applicable thereto.

Section 5.5 Settlement of DSUs.

(1) A Participant may receive their Shares, or Cash Equivalent, or a combination thereof, to which such Participant is entitled upon Termination of Service, by filing a redemption notice on or before the 15th day of December of the first calendar year commencing after the date of the Participant's Termination of Service, and provided that all such entitles will be settled no later then twelve months following the Participant's Termination of Service. Notwithstanding the foregoing, if any Participant does not file such notice on or before that 15th day of December, the Participant will be deemed to have filed the redemption notice on 15th day of December (the date of the filing or deemed filing of the redemption notice, the "Filing Date"). In all cases for each U.S. Participant, the U.S. Participant will be deemed to have filed the redemption notice on the date of their Termination of Service.

(2) The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant's Termination of Service. In all cases for each U.S. Participant, the Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the 1st day of March of the calendar year following Termination of Service.

(3) In the event of the death of a Participant, the Company will, subject to Section 8.2, make payment of the DSU Settlement Amount within two months of the Participant's death to or for the benefit of the legal representative of the deceased Participant. For the purposes of the calculation of the Settlement Amount, the Filing Date shall be the date of the Participant's death. Such DSUs shall only be eligible for payment within 12 months after the Person ceases to be a Participant.

(4) Subject to the terms of the DSU Award Agreement, including the satisfaction or, at the discretion of the Board, and pre-approval of the TSX Venture Exchange, waiver of any vesting conditions, settlement of DSUs shall take place promptly following the Filing Date, and take the form as determined by the Board, in its sole discretion. Settlement of DSUs shall be subject to Section 8.2 and shall take place through:

(a) in the case of settlement of DSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(b) in the case of settlement of DSUs for Shares:

(i) delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(ii) in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares; or

(c) in the case of settlement of the DSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Section 5.6 Determination of DSU Settlement Amount.

(1) For purposes of determining the Cash Equivalent of DSUs to be made pursuant to Section 5.5 such calculation will be made on the Filing Date based on the Market Value on the Filing Date multiplied by the number of vested DSUs in the Participant's Account to settle in cash.

(2) For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of DSUs pursuant to Section 5.5, such calculation will be made on the Filing Date based on the whole number of Shares equal to the whole number of vested DSUs then recorded in the Participant's Account to settle in Shares.

Section 5.7 DSU Agreements.

DSUs shall be evidenced by a DSU Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. The DSU Agreement may contain any such terms that the Company considers necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 5.8 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of DSUs in a Participant's Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date, provided that any such Dividend Equivalents must be payable in cash to the extent the issuance of Shares would exceed the TSXV Share Limits or any other limitations prescribed by this Plan.

ARTICLE 6
GENERAL CONDITIONS

Section 6.1 General Conditions Applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1) Vesting Period. No Award (other than Options), may vest before the date that is one year following the date the Award is granted or issued, provided that this requirement may be accelerated for a Person who dies or who ceases to be a Participant under the provisions hereof in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction. Each Award granted hereunder shall further vest in accordance with the terms of the Grant Agreement entered into in respect of such Award. The Board has the right to accelerate the date upon which any Award becomes exercisable, subject to TSX Venture Exchange approval, notwithstanding the vesting schedule set forth for such Award, regardless of any adverse or potentially adverse tax consequence resulting from such acceleration.

(2) Employment. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Company or a Subsidiary to the Participant of employment or another service relationship with the Company or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Company or any of its Affiliates in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant's employment or service in any office or otherwise.

(3) Grant of Awards. Eligibility to participate in this Plan does not confer upon any Participant any right to be granted Awards pursuant to this Plan. Granting Awards to any Participant does not confer upon any Participant the right to receive nor preclude such Participant from receiving any additional Awards at any time. The extent to which any Participant is entitled to be granted Awards pursuant to this Plan will be determined in the sole discretion of the Board. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Participant's relationship or employment with the Company or any Subsidiary.

(4) Rights as a Shareholder. Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Subject to Section 4.8 and Section 5.8, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.

(5) Conformity to Plan. In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(6) Non-Transferrable Awards.  Each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

(7) Participant's Entitlement. Except as otherwise provided in this Plan or unless the Board permits otherwise, upon any Subsidiary of the Company ceasing to be a Subsidiary of the Company, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a director, executive officer, employee or Consultant of such Subsidiary of the Company and not of the Company itself, whether or not then exercisable, shall automatically terminate on the date of such change.

Section 6.2 General Conditions Applicable to Options.

Each Option shall be subject to the following conditions:

(1) Termination for Cause. Upon a Person ceasing to be a Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Plan, the determination by the Company that the Participant was discharged for Cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Company's codes of conduct and any other reason determined by the Company to be cause for termination.

(2) Termination not for Cause. Upon a Person ceasing to be a Participant as a result of his or her employment or service relationship with the Company or a Subsidiary being terminated without Cause, (i) any unvested Option granted to such Participant shall terminate and become void immediately and (ii) any vested Option granted to such Participant may be exercised by such Participant. Unless otherwise determined by the Board, in its sole discretion (subject to compliance with the policies of the exchange on which the Company trades), such Option shall only be exercisable within the earlier of 90 days after the Termination Date, or the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire. Notwithstanding the above, such Option shall only be exercisable within 12 months after the Person ceases to be a Participant.

(3) Resignation. Upon a Person ceasing to be a Participant as a result of his or her resignation from the Company or a Subsidiary, (i) each unvested Option granted to such Participant shall terminate and become void immediately upon resignation and (ii) unless otherwise determined by the Board, in its sole discretion (subject to compliance with the policies of the exchange on which the Company trades), each vested Option granted to such Participant will cease to be exercisable on the earlier of the 90 days following the Termination Date and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire. Notwithstanding the above, such Option shall only be exercisable within 12 months after the Person ceases to be a Participant.

(4) Permanent Disability/Retirement. Upon a Person ceasing to be a Participant by reason of retirement (in accordance with any retirement policy implemented by the Company from time to time) or permanent disability, (i) any unvested Option shall terminate and become void immediately, and (ii) any vested Option will cease to be exercisable on the earlier of the 90 days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any Subsidiary by reason of permanent disability, and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire.

(5) Death. Upon a Person ceasing to be a Participant by reason of death, any vested Option granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options (the "Vested Awards") on the date of such Participant's death. Such Vested Awards shall only be exercisable within 12 months after the Participant's death or prior to the expiration of the original term of the Options whichever occurs earlier.

Section 6.3 General Conditions Applicable to RSUs.

Each RSU shall be subject to the following conditions:

(1) Termination for Cause and Resignation. Upon a Person ceasing to be a Participant for Cause or as a result of his or her resignation from the Company or a Subsidiary, the Participant's participation in the Plan shall be terminated immediately, all RSUs credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights to Shares or Cash Equivalent or a combination thereof that relate to such Participant's unvested RSUs shall be forfeited and cancelled on the Termination Date. The Participant shall not receive any payment in lieu of cancelled RSUs that have not vested.

(2) Death or Termination. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Person ceasing to be a Participant as a result of (i) death, (ii) retirement, (iii) Termination for reasons other than for Cause, (iv) his or her employment or service relationship with the Company or a Subsidiary being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits, all unvested RSUs in the Participant's Account as of such date relating to a Restriction Period in progress shall be terminated, and the Participant shall not receive any payment in lieu of cancelled RSUs.

(3) General. For greater certainty, where a Participant's employment or service relationship with the Company or a Subsidiary is terminated pursuant to Section 6.3(1) or Section 6.3(2) hereof following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment. Such vested RSUs shall only be exercisable within 12 months after the Person ceases to be a Participant.

ARTICLE 7
ADJUSTMENTS AND AMENDMENTS

Section 7.1 Adjustment to Shares.

In the event of (i) any subdivision of the Shares into a greater number of Shares, (ii) any consolidation of Shares into a lesser number of Shares, (iii) any reclassification, reorganization or other change affecting the Shares, (iv) any merger, amalgamation or consolidation of the Company with or into another corporation, or (iv) any distribution to all holders of Shares or other securities in the capital of the Company, of cash, evidences of indebtedness or other assets of the Company (excluding an ordinary course dividend in cash or Shares, but including for greater certainty shares or equity interests in a Subsidiary or business unit of the Company or one of its Subsidiaries or cash proceeds of the disposition of such a Subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall in its sole discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation:

(a) adjustments to the exercise price of such Award without any change in the total price applicable to the unexercised portion of the Award;

(b) adjustments to the number of Shares to which the Participant is entitled upon exercise of such Award; or

(c) adjustments to the number or kind of Shares reserved for issuance pursuant to the Plan.

Section 7.2 Change of Control.

(1) Upon the completion of a transaction constituting a Change of Control, no Award issued pursuant to the Plan, other than Options, may vest before the date that is one year following the date it is granted or issued, provided that this requirement may be accelerated for a Person who dies or who ceases to be a Participant under the provisions hereof in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction. Any Options that become exercisable pursuant to this Section 7.2(1) shall remain open for exercise in accordance with the terms set out in the Award Agreement.

(2) In the event of a potential Change of Control, the Board shall have the power, in its sole discretion, subject to Section 7.3, to modify the terms of this Plan and/or the Awards to assist the Participants to tender into a take-over bid or to participate in any other transaction leading to a Change of Control.

(3) Notwithstanding any other provision of this Plan, this Section 7.2 shall not apply with respect to any Awards held by a Participant where such Awards are governed under paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

(4) Notwithstanding any other provision of this Plan, for all U.S. Participants, "Change of Control" as defined herein shall be as "Change in Control" is defined in 409A of the U.S. Tax Code.

Section 7.3 Amendment or Discontinuance of the Plan.

(1) The Board may suspend or terminate the Plan at any time. Notwithstanding the foregoing, any suspension or termination of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

(2) The Board may from time to time, in its absolute discretion and without approval of the shareholders of the Company amend any provision of this Plan or any Award, subject to any regulatory approval or prior TSX Venture Exchange acceptance at the time of such amendment, including, without limitation:

(i) any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body; and

(ii) any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan.

(3) Notwithstanding Section 7.3(2):

(a) no such amendment shall alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;

(b) the Board shall be required to obtain disinterested shareholder approval and prior TSX Venture Exchange acceptance to make the following amendments:

(i) any increase to the maximum number of Shares issuable under the Plan (either as a fixed number or fixed percentage of the Outstanding Issue), except in the event of an adjustment pursuant to Article 7;

(ii) any amendment that extends the term of Options beyond the original expiry date that benefits an Insider of the Company;

(iii) any amendment which extends the expiry date of any Award, or the Restriction Period, or the Performance Period of any RSU beyond the original expiry date or Restriction Period or Performance Period, that benefits an Insider of the Company;

(iv) except in the case of an adjustment pursuant to Article 7, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

(v) any amendment which increases the maximum number of Shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7;

(vi) any amendment to the definition of a Participant under the Plan; and

(vii) any amendment to the amendment provisions of the Plan.

(4) Subject to the Shares being listed on the TSX Venture Exchange, any shareholder approval required under Section 7.3(3)(b) shall be disinterested shareholder approval (within the meaning of the policies of the TSX Venture Exchange).

(5) Notwithstanding the foregoing, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

Section 7.4 TSX Venture Exchange Approval of Adjustments

While the Shares are listed for trading on the TSX Venture Exchange, any adjustment, other than in connection with a subdivision of the Shares into a greater number of Shares pursuant to Section 7.1(a) or a consolidation of Shares into a lesser number of Shares pursuant to Section 7.1(b), to any Award pursuant to the provisions hereof is subject to the prior acceptance of the TSX Venture Exchange, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

ARTICLE 8
MISCELLANEOUS

Section 8.1 Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent or trustee to administer the Awards granted under the Plan, including for the purposes of making secondary market purchases of Shares for delivery on settlement of an Award, if applicable, and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Company and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 8.2 Tax Withholding.

(1) Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines, subject to Policy 4.4 of the TSX Venture Exchange. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding may be satisfied in such manner as the Company determines, including by (a) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company's transfer agent and registrar or any trustee appointed by the Company pursuant to Section 8.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or determined by the Company as appropriate.

(2) Notwithstanding Section 8.2(1), the applicable tax withholdings may be waived where a Participant directs in writing that a payment be made directly to the Participant's registered retirement savings plan in circumstances to which subsection 100(3) of the regulations made under the Tax Act apply.

Section 8.3 US Tax Compliance.

(1) DSU Awards granted to U.S. Participants are intended to comply with, and Option and RSU Awards granted to U.S. Participants are intended to be exempt from, all aspects of Section 409A of the U.S. Tax Code and related regulations ("Section 409A"). Notwithstanding any provision to the contrary, all taxes associated with participation in the Plan, including any liability imposed by Section 409A, shall be borne by the U.S. Participant.

(2) For purposes of interpreting and applying the provisions of any DSU or other Award to subject to Section 409A, the term "termination of employment" or similar phrase will be interpreted to mean a "separation from service," as defined under Section 409A, provided, however, that with respect to an Award subject to the Tax Act, if the Tax Act requires a complete termination of the employment relationship to receive the intended tax treatment, then "termination of employment" will be interpreted to only include a complete termination of the employment relationship.

(3) If payment under any DSU or other Award subject to Section 409A is in connection with the U.S. Participant's separation from service, and at the time of the separation from service the Participant is subject to the U.S. Tax Code and is considered a "specified employee" (within the meaning of Section 409A), then any payment that would otherwise be payable during the six-month period following the separation from service will be delayed until after the expiration of the six-month period, to the extent necessary to avoid taxes and penalties under Section 409A, provided that any amounts that would have been paid during the six-month period may be paid in a single lump sum on the first day of the seventh month following the separation from service.

Section 8.4 Clawback.

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement). Without limiting the generality of the foregoing, the Board may provide in any case that outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted violates (i) a non-competition, non-solicitation, confidentiality or other restrictive covenant by which he or she is bound, or (ii) any policy adopted by the Company applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under the Plan. In addition, the Board may require forfeiture and disgorgement to the Company of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or applicable stock exchange listing standards, including and any related policy adopted by the Company. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Board, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, to effectuate any forfeiture or disgorgement required hereunder. Neither the Board nor the Company nor any other person, other than the Participant and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her permitted transferees, if any, that may arise in connection with this Section 8.4.

Section 8.5 Securities Law Compliance.

(1) The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and exercise of any Option, and the Company's obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of applicable Stock Exchanges and to such approvals by any regulatory or governmental agency as may, as determined by the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

(2) No Awards shall be granted in the United States and no Shares shall be issued in the United States pursuant to any such Awards unless such Shares are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Awards granted in the United States, and any Shares issued pursuant thereto, will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Awards granted in the United States or Shares issued in the United States pursuant to such Awards pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear substantially the following legend restricting transfer under applicable United States federal and state securities laws:

THE SECURITIES REPRESENTED HEREBY [and for Awards, the following will be added: AND THE SECURITIES ISSUABLE PURSUANT HERETO] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

(3) No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.

(4) The Company shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with a Stock Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

(5) If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Company to issue such Shares shall terminate and any funds paid to the Company in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

Section 8.6 Reorganization of the Company.

The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Company's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 8.7 Quotation of Shares.

So long as the Shares are listed on one or more Stock Exchanges, the Company must apply to such Stock Exchange or Stock Exchanges for the listing or quotation, as applicable, of the Shares underlying the Awards granted under the Plan, however, the Company cannot guarantee that such Shares will be listed or quoted on any Stock Exchange.

Section 8.8 No Fractional Shares.

No fractional Shares shall be issued upon the exercise or vesting of any Award granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise or settlement of such Award, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to purchase or receive, as the case may be, the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 8.9 Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Section 8.10 Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 8.11 Effective Date of the Plan

The Plan was adopted by the Board on February 16, 2022 and approved by the shareholders of the Company on August 18, 2022 and is effective as of that date.  This Plan was subsequently amended on November 15, 2023.

SCHEDULE “C”

CHANGE OF AUDITOR REPORTING PACKAGE

[See attached]

AMERICAN LITHIUM CORP.

Suite 710, 1030 West Georgia Street
Vancouver, British Columbia, V6E 2Y3

December 7, 2023

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re: Notice of Change of Auditors

In accordance with National Instrument 51-102, American Lithium Corp. (the "Corporation") hereby gives notice that:

1. Ernst & Young LLP, Chartered Professional Accountants ("EY") have resigned as Auditors of the Corporation effective immediately, to facilitate the appointment of Davidson & Company LLP, Chartered Professional Accountants ("Davidson").

2. EY has not issued any modified opinions on the annual financial statements of the Corporation for the two fiscal years preceding the date of this Notice nor for any subsequent period preceding the date of this Notice;

3. The Corporation's Board of Directors have accepted EY's resignation as the Corporation's auditors and approved the proposal to change auditors; and

4. There is a reportable event with respect to an unresolved issue (as such terms are defined in NI 51-102) preceding the resignation. EY requested the Corporation conduct a review of the veracity of comments made by a third-party. The Corporation has discussed the request with EY and completed this review but, as of the date of this Notice, EY has not had an opportunity to complete an analysis of this review. The Corporation has authorized EY to respond fully to inquiries by Davidson concerning the issue.

Respectfully,

AMERICAN LITHIUM CORP.

/s/ "Simon Clarke"
____________________________________
Simon Clarke, Chief Executive Officer

December 7, 2023

British Columbia Securities Commission Alberta Securities Commission

Dear Sirs / Mesdames:

Re: American Lithium Corp. (the "Company")

            Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated December 7, 2023, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

cc: TSX Venture Exchange

December 7, 2023

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re: American Lithium Corp.
 Change of Auditor Notice dated 2023/12/07

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Professional Accountants

cc: The Board of Directors, American Lithium Corp.

A member firm of Ernst & Young Global Limited